FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: October 28, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary






                                     News Release

For immediate release:

Trading Symbol:  NCT                 Contact:  Carolyn Conner
Exchange Listing:  Toronto                     (416) 507-5239
                   Montreal
                   New York

    Newcourt and Lucent Extend Vendor Financing Program to end of 2003

Parsippany, New Jersey, October 28, 1999 - Newcourt Financial, the commercial finance business of Newcourt Credit Group, and Lucent Technologies (NYSE: LU) today announced a one year extension to their multi-billion dollar vendor finance program established to serve Lucent's business systems customers.

Under the program, originally signed in1998, Newcourt is the global manager of Lucent Technologies Product Finance, a program that provides leasing services to Lucent's business customers worldwide.

"Our relationship with Newcourt has exceeded expectations," said Bill Carapezzi, Vice President and Treasurer of Lucent. "LTPF continues to achieve its aggressive financial targets and Lucent is very satisfied with its ability to meet our customers' financing needs. We are highly confident in Newcourt's abilities, which is the basis of our extension of the original agreement, and we look forward to continued success under the CIT banner."

"The extension of our Lucent relationship is testimony to the success that we have seen thus far," said Bradley Nullmeyer, President of Newcourt Financial. "In its first year of operations LTPF provided more than $1 billion in financing to Lucent customers worldwide. The program services Lucent, directly or indirectly, in each country where they do business."

Albert R. Gamper, Jr., President and CEO of The CIT Group, Inc. (NYSE:
CIT), which has received shareholder and regulatory approvals to acquire Newcourt, said, "We are excited and pleased by Lucent's contract extension. We see it as a strong vote of confidence for an organization that will increase, not only in size and strength, but also in servicing capability, and we look forward to increasing our relationship with Lucent."

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with a global capability in 26 countries. Newcourt and CIT recently announced that they had signed an agreement to combine the two companies to create the largest publicly owned commercial finance company with over US$50 billion in managed financial assets. The acquisition is expected to close during the fourth quarter.

- 30  -